FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2012

SECURITIES REGISTERED*
(As of the close of the fiscal year)

                                                                                                                            Title of Issue                              Amounts as to which                               Names of exchanges
                                                                                                                             registration is effective                              on which registered

                                                                                                                                   N/A                                                 N/A                                                       N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Affairs)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (e)	2012-13 Third Quarter Ontario Finances

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

January 22, 2013	By: /s/ Irene Stich
Name:  Irene Stich
Title:     Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority

EXHIBIT INDEX

Exhibit (e):	2012-13 Third Quarter Ontario Finances

                                                                                                                                          EXHIBIT (e)

2012-13 Third Quarter Ontario Finances

ONTARIO FINANCES
2012–13 Third Quarter	Quarterly Update – December 31, 2012	Ministry of Finance

Fiscal Summary			2012–13
($ Millions)	Actual 2011–12	Budget Plan1	Current Outlook	In-Year Change
Revenue	109,773	112,573	113,823	1,250
Expense
Programs	112,660	115,774	114,722	(1,052)
Interest on Debt2	10,082	10,619	10,461	(158)
Total Expense	122,742	126,393	125,183	(1,210)
Reserve	–	1,000	500	(500)
Surplus / (Deficit)	(12,969)	(14,820)	(11,859)	2,960
1   Reflects the 2012 Budget plan as outlined in the April 25, 2012 fiscal update.
2   Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12 and $248 million in 2012–13.
Note: Numbers may not add due to rounding.

2012–13 Fiscal Outlook

The government continues to take strong action to eliminate the deficit. The Province’s 2012–13 deficit is now projected to be $11.9 billion – an improvement of $2.5 billion from the Fall 2012 Ontario Economic Outlook and Fiscal Review and $3.0 billion from the 2012 Ontario Budget. This outlook indicates that the plan to eliminate the deficit is working.

This year marks the fourth in a row that the government is ahead of its fiscal targets – and at $11.9 billion, the deficit is now projected to be 52 per cent lower than the $24.7 billion deficit projected in the fall of 2009, at the depth of the global recession. In addition, it is estimated that the strong action taken by the government has resulted in an accumulated deficit that is projected to be almost $20 billion lower (or 2.9 per cent of GDP) than it would have been had the government not reported lower-than-forecasted deficits in each of the last four years.

The $3.0 billion improvement in the deficit this year is a result of both higher-than-projected revenue and lower-than-projected expense. The outlook for 2012–13 indicates that the Province’s revenue outlook has increased $1,250 million from the 2012 Budget forecast, primarily as a result of higher Corporations Tax revenue due to a higher 2011 tax base and a one-time revenue boost related to prior-year tax assessments.

For further information contact Communications and Corporate Affairs Branch (416) 325-0333 Frost Building North, Queen’s Park Toronto M7A 1Z1
Ce rapport est disponible en français
Pour plus de renseignements contactez
Direction des communications et des
affaires ministérielles, (416) 325-0333
Édifice Frost Nord, Queen’s Park, Toronto M7A 1Z1

This document is available on the Internet at: www.fin.gov.on.ca/en/budget/finances/2012/                                                                                                                                                                                                                           ©Queen’s Printer for Ontario, 2013

Ontario Finances	Fiscal Outlook

Consistent with the government’s commitment to manage growth in expense, the total expense outlook for 2012–13 is now projected to be $1,210 million lower than forecast in the 2012 Budget. This revised outlook primarily reflects one-time savings in the Ministry of Education as a result of a reduction in liabilities carried by school boards for sick-day banking, retirement gratuities and for grandfathering retiree health benefits for education sector workers under the Putting Students First Act; and lower-than-forecast interest on debt expense.

The 2012 Budget included a $1.0 billion reserve in 2012–13 to protect the fiscal plan from the potential impact of external events that could deteriorate the Province’s fiscal performance, and to help ensure the achievement of the government’s fiscal target. As a result of higher-than-projected revenue and lower-than-forecast expense, the government is already projected to be ahead of the deficit target for the current fiscal year and it is expected that the full reserve will not be needed this year. As a result, $0.5 billion from the reserve is being used to reduce the deficit outlook for 2012–13. The remaining $0.5 billion reserve may be used to address any unforeseen events that could arise before year-end.

The government has consistently maintained that the key to eliminating the deficit was managing growth in spending. The lower-than-forecasted deficits are a direct result of this approach to managing expense. The government has identified $515 million in ministry savings this fiscal year, and applied these savings towards achieving the year-end savings provision included in the fiscal plan for 2012–13. The current balance of $355 million in uncommitted contingency funds is available to meet or exceed the remaining $250 million year-end savings provision.

While the government is projected to be ahead of its fiscal target for the fourth year in a row, eliminating the deficit requires continued strong action to implement the government’s plan. As part of the plan, the 2012 Budget included four dollars in savings and cost containment measures for each additional dollar of new revenue measures, including nearly $18 billion in savings and cost avoidance over three years. The plan is working, yet there remains more work still to be done.

Continued global economic uncertainty will remain a challenge to the Province’s fiscal plan. Since the 2012 Budget, expectations for global economic growth have weakened. There are considerable risks to growth, including the recession in Europe and continued fiscal and economic uncertainty in the U.S.

Eliminating the deficit remains the single most important step the Province can take to grow the economy and create jobs. A strong economy is the means to continue delivering the best education and health care in the world, right here in Ontario.

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Revenue at $113.8 Billion
The 2012–13 revenue outlook, at $113,823 million, is $1,250 million above the 2012 Budget projection. Changes to the revenue outlook include:
♦ A decrease of $40 million in Personal Income Tax revenue as lower wages and salaries growth is only partially offset by a higher 2011 tax base.

♦   An increase of $100 million in Sales Tax revenue due to revised Harmonized Sales Tax (HST) estimates provided by the federal government in December 2012, which resulted in lower-than-projected costs for HST rebates, partially offset by lower gross HST revenue.

♦ An increase of $1,090 million in Corporations Tax revenue largely due to a higher 2011 tax base and a one-time boost from tax assessments for years prior to 2011.
♦ A decrease of $35 million in Employer Health Tax revenue due to lower projected growth in wages and salaries.
♦ A decrease of $10 million in Ontario Health Premium revenue.
♦ An increase of $80 million in Land Transfer Tax revenue reflecting a stronger housing market than projected in the 2012 Budget.
♦ A decrease of $145 million in Payments-in-Lieu of taxes (PILs) revenue due primarily to lower projected PILs from Ontario Power Generation (OPG) and municipal electric utilities.

♦   An increase of $15.3 million in Government of Canada transfers, previously reported in the First Quarter Ontario Finances, related to the extension of the Targeted Initiative for Older Workers program in the Ministry of Training, Colleges and Universities, fully offset by the corresponding expense.

♦   An increase of $195 million in the combined net incomes of Ontario Power Generation and Hydro One Inc. (HOI) primarily due to lower costs at OPG and HOI, lower projected PILs, and higher transmission revenue for HOI.

♦   A decrease of $1.0 million in Other Non-Tax Revenue, previously reported in the First Quarter Ontario Finances, reflecting reduced revenue associated with the Nawiinginokiima Forest Management Corporation, offset by the corresponding reduction in expense.

♦   An increase of $1.0 million in Other Non-Tax Revenue, primarily related to the introduction of a one-time registration fee for eligible business activities under the Environmental Activity and Sector Registry.

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Total Expense at $125.2 Billion
The 2012–13 total expense outlook, at $125,182.6 million, is $1,210.2 million lower than originally projected in the 2012 Budget. Changes to the expense outlook since the 2012 Budget include:
♦   A decrease of $1,071.5 million in the Ministry of Education, as a result of an in-year accounting adjustment associated with reducing liabilities carried by school boards for sick-day banking,  retirement gratuities and for grandfathering retiree health benefits  for education sector workers under the Putting Students First Act.

♦   A one-time increase of $42.0 million in the Ministry of Community and Social Services to assist eligible municipalities as they develop and implement their Community Homelessness Prevention Initiative plans.

♦   An increase of $40.0 million in the Ministry of Energy, related to a previously reported agreement with TransCanada Energy in relation to sunk costs associated with the relocation of the Oakville natural gas plant.

♦   An increase of $5.4 million in the Ministry of Municipal Affairs and Housing, for financial assistance to help the community of Wawa rebuild and recover from damages related to flooding that occurred on October 25, 2012.

♦   An increase of $84.0 million in the Ministry of Natural Resources, for emergency forest firefighting, including $72 million that was previously reported in the Fall 2012 Ontario Economic Outlook and Fiscal Review, to provide additional resources during the 2012 fire season.

♦   An increase of $16.0 million in the Ministry of Municipal Affairs and Housing to support disaster relief assistance for the City of Thunder Bay, the Township of Conmee and the Municipality of Oliver Paipoonge, for flooding that occurred in late May, previously reported in the First Quarter Ontario Finances.

♦ A net increase of $4.0 million across various ministries, reflecting changes such as interministry transfers and the balance of other changes to ministry expense.
♦   A net decrease of $145.4 million in the contingency funds to offset expense increases for disaster relief to the City of Thunder Bay, the Township of Conmee and the Municipality of Oliver Paipoonge; emergency forest firefighting; a previously reported agreement with TransCanada Energy in relation to sunk costs associated with the relocation of the Oakville gas plant; financial assistance to help the community of Wawa rebuild and recover from damages related to flooding that occurred on October 25, 2012; and assisting eligible municipalities as they develop and implement their Community Homelessness Prevention Initiative plans.

♦   An increase of $15.3 million as a result of federal funding to extend the Targeted Initiative for Older Workers program in the Ministry of Training, Colleges and Universities, previously reported in the First Quarter Ontario Finances.

♦   Interest on debt expense is $158.0 million lower than forecast in the 2012 Budget. This reduction primarily reflects the impact of lower-than-forecast interest rates and a lower projected deficit for 2012–13.

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
In-Year Ministry Savings To Date

Since the 2012 Budget, the government has identified $515 million in ministry savings this fiscal year, including $300 million in the Ministry of Health and Long-Term Care. These savings have been applied towards achieving the year-end savings provision included in the fiscal plan for 2012–13.

In addition, $35 million in ministry savings were identified in the third quarter and allocated to the contingency funds to help mitigate expense risks that may otherwise have a negative impact on results. The current balance of $355 million in uncommitted contingency funds is available to meet or exceed the remaining $250 million year-end savings provision.

Reserve at $0.5 Billion

The 2012 Budget included a $1.0 billion reserve in 2012–13 to protect the fiscal plan from the potential impact of external events that could deteriorate the Province’s fiscal performance and to help ensure the achievement of the government’s fiscal target. Since the government is already projected to be ahead of the deficit target for the current fiscal year, it is expected that the full reserve will not be needed this year. As a result, $0.5 billion from the reserve is being used to reduce the deficit outlook for 2012–13. The remaining $0.5 billion reserve may be used to address any unforeseen events that could arise before year-end.

Ontario Finances	Fiscal Performance

Review of Selected Financial and Economic Statistics1 ($ Millions)
	2008–09	2009–102	2010–11	Actual 2011–12	Current Outlook 2012–13
Revenue	97,532	96,313	107,175	109,773	113,823
Expense
Programs	95,375	106,856	111,706	112,660	114,722
Interest on Debt3	8,566	8,719	9,480	10,082	10,461
Total Expense	103,941	115,575	121,186	122,742	125,183
Reserve	–	–	–	–	500
Surplus / (Deficit)	(6,409)	(19,262)	(14,011)	(12,969)	(11,859)
Net Debt4	169,585	193,589	214,511	235,582	255,115
Accumulated Deficit	113,238	130,957	144,573	158,410	170,269
Gross Domestic Product (GDP) at Market Prices5	604,164	593,916	625,045	654,561	675,507
Household Income	412,183	410,562	424,170	438,093	450,009
Ontario Population (000s) – July 1	12,932	13,069	13,224	13,366	13,506
Net Debt per Capita (dollars)	13,113	14,813	16,222	17,625	18,889
Household Income per Capita (dollars)	31,872	31,415	32,076	32,776	33,319
Interest on Debt as a per cent of Revenue	8.8	9.1	8.8	9.2	9.2
Net Debt as a per cent of GDP5	28.1	32.6	34.3	36.0	37.8
Accumulated Deficit as a per cent of GDP5	18.7	22.0	23.1	24.2	25.2
1      Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget, a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review, and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
2     Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3     Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11, $234 million in 2011–12 and $248 million in 2012–13.
4     Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards.
5     Gross Domestic Product amounts are based on Statistics Canada’s new, revised international standard for economic accounts – the SNA 2008 (System of National Accounts), which includes major conceptual, classification and methodological improvements.
Sources: Ontario Ministry of Finance and Statistics Canada.

Ontario Finances	Ontario Economic Outlook

Ontario Economic Outlook

The Ontario economy continues to grow in a challenging global environment, although the pace of growth remains modest. Since the 2012 Budget, expectations for global economic growth have weakened. Economic conditions in Europe have worsened, the growth of emerging market economies has slowed, and U.S. economic prospects remain uncertain. Private-sector economists, on average, project Ontario real GDP growth of 2.0 per cent in 2012, up slightly from 1.9 per cent expected at the time of the 2012 Budget. However, private-sector growth forecasts for 2013 have eased, now averaging 1.8 per cent, down from 2.3 per cent at the time of the Budget. There are considerable risks to the outlook, including the recession in Europe and continued fiscal and economic uncertainty in the U.S.

Ontario Finances	Economic Performance

Ontario Real GDP

♦   In the third calendar quarter of 2012, Ontario real GDP increased 0.1 per cent, following 0.6 per cent increases in the first and second quarters. Ontario’s real GDP has increased 8.4 per cent over the past three years since the recession ended in the second quarter of 2009 and is 3.4 per cent above the pre-recession level set in the second quarter of 2008.

Labour Market

♦  Ontario employment increased 0.5 per cent in the fourth quarter of 2012, following 0.2 per cent gains in the second and third quarters. As of December 2012, Ontario employment was 145,200 (+2.2 per cent) jobs above the pre-recession peak reached in September 2008.

♦ The unemployment rate was 7.9 per cent in December, well below the recessionary high of 9.4 per cent in June 2009.
Retail Sales

♦   Ontario retail sales rose 0.3 per cent in the third quarter, after declining 1.0 per cent in the previous quarter. Over the first ten months of 2012, retail sales were up 2.2 per cent compared to the same period in 2011.

Inflation

♦   The Ontario Consumer Price Index (CPI) rose 0.8 per cent (year-over-year) in the third quarter of 2012, the slowest rate of inflation since the fourth quarter of 2009. Lower energy prices were one of the driving factors behind the slower overall rate of inflation for the quarter.

Housing Market
♦ Ontario home resales declined by 1.2 per cent in the fourth quarter, following a 7.4 per cent drop in the previous quarter. On an annual basis, Ontario home resales were down 2.1 per cent in 2012.
♦ Ontario housing starts decreased 12.2 per cent in the fourth quarter, following a decline of 3.8 per cent in the third quarter.
Manufacturing Sales and International Exports

♦   Ontario manufacturing sales edged down 0.7 per cent in the third quarter of 2012, following a 4.1 per cent increase in the second quarter. On a year-to-date basis, manufacturing sales were up 6.8 per cent compared to the first ten months of 2011.

♦   Ontario international goods exports (on a customs basis1) declined 3.4 per cent in the third quarter of 2012 following a 3.0 per cent advance in the previous quarter. Ontario international goods imports fell by 3.8 per cent in the third quarter, following a 0.9 per cent drop in the second quarter.

1 Seasonally adjusted by the Ontario Ministry of Finance.

Ontario Finances	Economic Trends and Performance

Key Economic Indicators (Seasonally adjusted per cent change from previous period, unless indicated otherwise)
		Annual	Annual	Quarterly
		2010	2011	2011:Q3	2011:Q4	2012:Q1	2012:Q2	2012:Q3
Gross Domestic Product
Real GDP1	Ontario	3.2	2.0	0.9	0.4	0.6	0.6	0.1
Nominal GDP2	Ontario	5.2	4.7	N/A	N/A	N/A	N/A	N/A

		Annual	Annual	Monthly 2012
		2010	2011	Aug	Sep	Oct	Nov	Dec
Other Indicators (Seasonally Adjusted)
Labour Markets
Labour Force (Change in 000s)		89.3	65.1	(22.0)	31.6	15.5	3.2	36.2
Employment (Change in 000s)		108.0	121.3	(24.9)	31.1	(9.9)	32.0	32.9
Unemployment Rate (%)		8.7	7.8	8.0	7.9	8.3	7.9	7.9
Household Sector
Retail Sales		5.4	3.6	0.7	0.0	0.5	N/A	N/A
Housing Starts3		20.0	12.2	17.9	(18.3)	(3.3)	(14.0)	31.1
MLS Home Resales		(0.2)	2.7	(6.6)	3.0	1.2	(3.7)	1.4
Manufacturing Sales		11.2	6.0	1.1	(1.2)	(3.4)	N/A	N/A
Transportation Equipment		22.5	4.1	1.1	(2.5)	(5.3)	N/A	N/A
Consumer Price Index4		2.5	3.1	1.0	0.7	1.0	0.7	N/A
1   Measured on an industry basis and at basic prices.
2   Quarterly nominal GDP will be released with the fourth quarter 2012 Ontario Economic Accounts estimates in April 2013.
3   Monthly housing starts are expressed at a seasonally adjusted annual rate.
4   Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.

ONTARIO  FINANCES
Financial Tables

Revenue

($ Millions)	2012–13
	Actual 2011–12	Budget Plan1	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	24,548	26,085	26,045	(40)
Sales Tax	20,159	21,135	21,235	100
Corporations Tax	9,944	10,798	11,888	1,090
Education Property Tax2	5,765	5,631	5,631	–
Employer Health Tax	5,092	5,149	5,114	(35)
Ontario Health Premium	2,916	3,098	3,088	(10)
Gasoline Tax	2,380	2,371	2,371	–
Land Transfer Tax	1,432	1,374	1,454	80
Tobacco Tax	1,150	1,185	1,185	–
Fuel Tax	710	724	724	–
Beer and Wine Tax	561	557	557	–
Electricity Payments-In-Lieu of Taxes	367	555	410	(145)
Other Taxes	574	460	460	–
	75,598	79,123	80,163	1,040
Government of Canada
Canada Health Transfer	10,705	11,378	11,378	–
Canada Social Transfer	4,469	4,596	4,596	–
Equalization	2,200	3,261	3,261	–
Infrastructure Programs	362	204	204	–
Labour Market Programs	904	897	912	15
Social Housing	489	476	476	–
Wait Times Reduction Fund	97	97	97	–
Other Federal Payments	2,079	867	867	–
	21,305	21,776	21,791	15
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,882	1,737	1,737	–
Liquor Control Board of Ontario	1,659	1,673	1,673	–
Ontario Power Generation Inc. and Hydro One Inc.	872	655	850	195
	4,413	4,065	4,260	195
Other Non-Tax Revenue
Reimbursements	831	990	990	–
Vehicle and Driver Registration Fees	1,075	1,163	1,163	–
Electricity Debt Retirement Charge	952	946	946	–
Power Supply Contract Recoveries	1,372	1,262	1,262	–
Sales and Rentals	1,193	1,068	1,068	–
Other Fees and Licences	776	819	820	1
Net Reduction of Power Purchase Contract Liability	317	263	263	–
Royalties	200	204	203	(1)
Miscellaneous Other Non-Tax Revenue	1,741	894	894	–
	8,457	7,609	7,609	–
Total Revenue	109,773	112,573	113,823	1,250
1   Reflects the 2012 Budget plan as outlined in the April 25, 2012 fiscal update.
2   Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
Note: Numbers may not add due to rounding.

Total Expense

($ Millions)			2012–13
	Actual 2011–12	Budget Plan1	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs2	68	75.8	68.9	(6.9)
Agriculture, Food and Rural Affairs2	1,029	1,124.9	1,124.9	(0.0)
Attorney General	1,699	1,731.6	1,730.6	(1.0)
Board of Internal Economy3	271	197.4	197.4	–
Children and Youth Services	3,949	4,083.1	4,087.4	4.3
Citizenship and Immigration2	111	115.0	119.9	4.9
Community and Social Services	9,361	10,022.7	9,808.3	(214.5)
Community Safety and Correctional Services	2,174	2,314.8	2,313.4	(1.4)
Consumer Services	19	20.4	20.4	(0.0)
Economic Development and Innovation	961	955.3	933.0	(22.4)
Education2	22,925	23,892.1	23,890.9	(1.2)
Energy2	498	362.1	400.4	38.3
Environment	537	485.7	484.8	(1.0)
Executive Offices	31	31.4	31.4	(0.0)
Finance2	1,022	1,104.3	1,078.9	(25.4)
Francophone Affairs, Office of	5	5.1	5.1	–
Government Services2	1,051	1,018.0	1,026.4	8.3
Health and Long-Term Care	46,476	48,334.3	48,025.7	(308.6)
Infrastructure2	331	277.7	232.5	(45.2)
Labour2	185	190.9	192.5	1.6
Municipal Affairs and Housing2	828	585.5	819.4	233.9
Natural Resources2	699	687.1	698.2	11.0
Northern Development and Mines	729	771.3	766.1	(5.2)
Tourism, Culture and Sport2	1,181	1,105.9	1,108.5	2.6
Training, Colleges and Universities2	7,128	7,508.6	7,431.2	(77.4)
Transportation	2,339	2,587.3	2,544.4	(42.9)
Interest on Debt4	10,082	10,619.0	10,461.0	(158.0)
Other Expense2	7,053	6,950.5	5,831.2	(1,119.3)
Year-End Savings5	–	(765.0)	(249.9)	515.1
Total Expense	122,742	126,392.8	125,182.6	(1,210.2)
1   Reflects the 2012 Budget plan as outlined in the April 25, 2012 fiscal update.
2   Details on other ministry expense can be found in the Other Expense table.
3   The 2011–12 actual includes expenses for the 2011 general election.
4   Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12 and $248 million in 2012–13.
5   As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense

($ Millions)			2012–13
	Actual 2011–12	Budget Plan1	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs
One-Time Investments – Settlements	28	–	–	–
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	247	–	–	–
Citizenship and Immigration
Time-Limited Investments to Support Pan / Parapan Am Games	59	319.6	311.8	(7.8)
Education
One-Time Savings – Putting Students First Act	–	–	(1,071.5)	(1,071.5)
Teachers’ Pension Plan2	523	850.0	850.0	–
Energy
Ontario Clean Energy Benefit	1,033	1,070.0	1,070.0	–
Finance
Harmonized Sales Tax Transitional Support	1,440	–	–	–
Ontario Municipal Partnership Fund	598	592.2	592.2	–
Operating Contingency Fund	–	400.0	254.6	(145.4)
Power Supply Contract Costs	1,375	1,262.0	1,262.0	–
Transition Fund	–	500.0	500.0	–
Government Services
Pension and Other Employee Future Benefits	1,300	1,545.0	1,545.0	–
Reduced Spending on Consultants	–	(20.0)	(20.0)	–
Infrastructure
Capital Contingency Fund	–	100.0	100.0	–
Labour
Prevention Office	–	108.8	108.8	–
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	59	155.2	155.2	–
Time-Limited Assistance	9	3.0	24.4	21.4
Natural Resources
Emergency Forest Firefighting	209	64.7	148.7	84.0
Tourism, Culture and Sport
Time-Limited Investments – Sport Program	37	–	–	–
One-Time Investments	3	–	–	–
Training, Colleges and Universities
Time-Limited Investments	133	–	–	–
Total Other Expense	7,053	6,950.5	5,831.2	(1,119.3)
1   Reflects the 2012 Budget plan as outlined in the April 25, 2012 fiscal update.
2   Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan are $1,344 million in 2011–12 and $1,459 million in 2012–13.
Note: Numbers may not add due to rounding.

2012–13 Infrastructure Expenditures

($ Millions)		2012–13 Current Outlook
Sector	Total Infrastructure Expenditures 2011–12 Actual	Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,300	2,121	422	2,543
Provincial Highways	1,746	2,398	–	2,398
Other Transportation3	708	681	93	774
Health
Hospitals	2,787	2,798	127	2,925
Other Health	256	159	163	322
Education4	1,717	2,017	72	2,089
Postsecondary
Colleges	457	204	–	204
Universities	194	–	112	112
Water / Environment	211	44	155	199
Municipal and Local Infrastructure	794	32	664	696
Justice	852	726	85	811
Other	663	506	268	774
Subtotal	12,684	11,685	2,160	13,845
Less: Other Partner Funding5	1,268	1,018	–	1,018
Total Excluding Partner Funding	11,417	10,667	2,160	12,827
Less: Other Capital Contributions6	438	160	175	335
Total Provincial Expenditure7	10,979	10,507	1,985	12,492
1   Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $248 million.
2   Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3   Other Transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/local roads, remote airports).
4   Includes a one-time adjustment of $248 million in 2011–12 related to 2010–11 capital grants that is fully offset by a revenue recovery from the school board sector.
5   Third-party contributions to capital investment in the consolidated schools, colleges, hospitals and provincial agencies.
6   Mostly federal government transfers for capital investments.
7   Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.5 billion for 2011–12.
Note: Numbers may not add due to rounding.

Ontario’s 2012–13 Financing Program

Province and Ontario Electricity Financial Corporation ($ Millions)
	Actual 2011–12	2012–13
		Budget Plan1	Current Outlook	In-Year Change
Deficit / (Surplus)	12,969	14,820	11,859	(2,960)
Investment in Capital Assets	9,493	10,507	10,507	–
Non-Cash Adjustments	(1,615)	(3,832)	(2,260)	1,572
Net Loans / Investments	1,797	1,134	1,298	164
Debt Maturities	13,709	17,287	17,287	–
Debt Redemptions	264	300	300	–
Total Funding Requirement	36,617	40,216	38,991	(1,224)
Canada Pension Plan Borrowing	(1,079)	(775)	(775)	–
Decrease / (Increase) in Short-Term Borrowing	691	(2,996)	(2,996)	–
Increase / (Decrease) in Cash and Cash Equivalents	(4,552)	(305)	(1,230)	(926)
Maturity of 2011–12 Debt Buyback	–	(1,200)	(1,200)	–
Provision for Debt Buyback	3,200	–	1,700	1,700
Total Long-Term Public Borrowing Requirement	34,877	34,940	34,490	(450)
1 Reflects the 2012 Budget plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Borrowing Program Status (as at January 15, 2013) ($ Billions)
	Completed	Remaining	Total
Province	28.7	3.9	32.6
Ontario Electricity Financial Corporation	1.4	0.5	1.9
Total	30.1	4.4	34.5
Note: Numbers may not add due to rounding.

♦	Long-Term Public Borrowing completed as at January 15, 2013, totalled $30.1 billion as follows:

($ Billions)
Ontario Savings Bonds	0.8
Domestic Issues	20.6
Global/ US Dollar/ Other Issues	8.7
30.1

♦
Total long-term public borrowing, at $34.5 billion, is down by $0.5 billion from the 2012 Budget. In spite of a lower deficit, the Province is maintaining the long-term public borrowing requirement at the same level as in the Fall 2012 Economic Outlook and Fiscal Review, in order to take advantage of historically low interest rates.

♦
 Higher liquid reserve levels resulting from lower deficits in 2011–12 and 2012–13 will enable the Province to reduce long-term public borrowing in 2013–14 by $2.7 billion from the 2012 Budget and by $1.0 billion from the Fall 2012 Economic Outlook and Fiscal  Review.